Soundstorm Digital, Inc.	Suite 1500 – 885 West Georgia Street Vancouver, British Columbia V6C 3E8 Phone: 604-861-8980 E-Mail: glee.amc@gmail.com

October 31, 2013

To:	Mark P. Shuman, Branch Chief – Legal
Or Luna Bloom, Staff Attorney
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Soundstorm Digital, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed August 13, 2013
File No.: 333-189112

Dear Mr. Shuman:

Soundstorm Digital, Inc., a Nevada corporation (the “Registrant”), has received and reviewed the Commission’s letter dated September 9, 2013 (the “SEC Letter”), pertaining to the Registrant’s Amended Registration Statement on Form S-1/A (the “Filing”) as filed with the Commission on August 13, 2013.

General

1.

Please provide us with copies of all written communications, as defined in Securities Act Rule 405, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act by any broker or dealer that is participating or will participate in your offering.

The Registrant affirms the only written communications presented to potential investors were subscription agreements with which they completed to formalize their investments.  Copies of executed subscription agreements were provided to the investors for their records.

The Registrant states that no research reports exists and that it has not engaged any broker or dealer to participate or will participate in this offering.

Outside Front Cover Page of Prospectus

2.

Given that you currently have no operations and have assets only consisting of cash and cash equivalents, it appears that you are a shell company as defined in Securities Act Rule 405. Please disclose that you are a shell company, or provide your legal analysis supporting your belief that you are not a shell company. In addition, please add a risk factor that discloses that the Securities Act Rule 144 safe harbor is not available for the resale of any restricted securities issued by a shell company and discusses the potential effect on your ability to attract additional capital in the future through unregistered offerings.

The Registrant has disclosed its status as a shell company, as well as the resale restrictions of the securities, throughout the amended registration statement.

United States Securities and Exchange Commission

Re: Soundstorm Digital, Inc.

October 31, 2013

Risk Factors, page 6

3.

Please include a risk factor that addresses the potential risks to investors if you have less than 300 record holders after the year that your registration statement becomes effective, i.e., it is possible that you would not be required to provide shareholders periodic or current reports following the Form 10-K for the fiscal year in which your offering is completed, and this could impact your eligibility for quotation on the OTC Bulletin Board.

The Registrant has amended the registration statement to include the following risk factor on page 10:

If we have not filed a Form 8A and have less than 300 record shareholders at the beginning of any fiscal year, other than the fiscal year within which this registration statement becomes effective, our reporting obligations under section 15(d) of the Exchange Act may be suspended.

There is a significant risk that we will have less than 300 record shareholders at our next fiscal year end and at the conclusion of this Offering.  If we have not filed a Form 8A, do not have a form of securities registered under the Securities Act of 1945 and have less than 300 record shareholders, our reporting obligations under Section 15(d) of the Exchange Act may be suspended, and we would no longer be obligated to provide periodic reports following the Form 10-K for the fiscal year end immediately following this Offering.  Furthermore, if, at the beginning of any fiscal year, we have fewer than 300 record shareholders for the class of securities being registered under this registration statement, our reporting obligations under Section 15(d) of the Exchange Act may be automatically suspended for that fiscal year.  If we were to cease reporting, you will not have access to updated information regarding the Company’s business, financial condition and results of operation.

Selling Security Holders, page 12

4.

Footnote 4 contains a disclaimer of beneficial ownership. The term “security holders” in Item 507 of Regulation S-K refers to beneficial holders and is based on voting and/or investment power. For guidance, refer to Questions 140.01 and 140.02 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations of Regulation S-K. To the extent that you retain this disclaimer, please provide us with a legal analysis supporting your belief that beneficial ownership disclaimers are proper outside of filings on Schedules 13D and 13G, and disclose who has voting and/or investment power over the disclaimed shares. For guidance, refer to Section III.A.4 of SEC Release No. 33- 5808.

The Registrant has revised the disclosure to remove the disclaimer of beneficial ownership.

5.

Please disclose the person or persons who have sole or shared voting and/or investment power over the securities owned by each legal entity. See Item 507 of Regulation S-K and, for guidance, refer to Questions 140.01, 140.02, and 240.04 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations of Regulation S-K.

The Registrant has added footnotes to disclose the person or persons who have sole or shared voting and/or investment power over the securities owned by each legal entity.

Description of Business

Business of Issuer

Principal Services and Principal Markets, page 17

6.

We note your disclosure that you are “currently in the process of obtaining the licensing rights” to several web domains. Please expand your disclosure to further describe the status of your business, including the steps you have taken to date and the steps that will need to be taken in order to launch your service and to begin generating revenues.

United States Securities and Exchange Commission

Re: Soundstorm Digital, Inc.

October 31, 2013

The Registrant has revised the disclosure on page 17 of the amended registration statement.

Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters

Market Information, page 20

7.

We note your disclosure here that there “are currently 32,000,000 shares of common stock that could be sold pursuant to Rule 144.” As it appears that you are a shell company as defined in Securities Act Rule 405, please provide us with your legal analysis as to how the shares are eligible to be sold under Rule 144. Alternatively, please revise your disclosure here and elsewhere in the prospectus where you discuss the availability of Rule 144 for the sale of outstanding shares not registered in this offering.

The Registrant has revised the disclosure to discuss the availability of Rule 144 for the sale of outstanding shares not registered in this offering.

Unaudited Financial Statements for the years ended June 30, 2013 and 2012

Statement of Operations, page 34

8.

Please explain why your statements of operations include unaudited interim operating results for the three and six months ended June 30, 2012 and 2011. In this respect, your statements of operations should include unaudited interim operating results for the three and six months ended June 30, 2013 and 2012. We refer you to Rule 8-08 of Regulation S-X.

The Registrant acknowledges there was a typographical error in the unaudited interim financial statements.  The periods presented in the statements of operations were for the three and six months ended June 30, 2013 and 2012 and reference to 2012 and 2011 were inaccurate.

Management’s Discussion and Plan of Operation

Results of Operation for the three and six months ended June 30, 2013 and 2012 and from Inception (May 9, 2011) through June 30, 2013

Liquidity and capital resources, page 41

9.

We note your disclosure that you do not have sufficient cash on hand to execute your operations for at least the next twelve months. Please state the estimated deficiency in dollar terms and discuss how you plan to address the deficiency and disclose the minimum period of time that you will be able to conduct planned operations using currently available capital resources. Additionally, please expand your disclosure to explain how you intend to pay for the expenses associated with your plan of operation for the next twelve months and the $6,010 expense associated with this offering.

The Registrant has revised the subsection “Liquidity and capital resources,” on page 42, to further expand the Registrant’s estimated capital deficiency and time frame before reaching a stage at which the Registrant will require additional capital.

Plan of Operation, page 42

10.

Provide expand your disclosure here, in the context of your Business discussion, or elsewhere in the prospectus as appropriate to further discuss how you intend to execute your plan of operation, and more specifically, what steps you will take to develop the music portal.

The Registrant has revised the Plan of Operation section on page 43 of the amended registration statement.

United States Securities and Exchange Commission

Re: Soundstorm Digital, Inc.

October 31, 2013

Directors, Executive Officers, Promoters and Control Persons

Background of Directors, Executive Officers, Promoters and Control Persons, page 43

11.

We note that you have included a discussion on Mr. Lee’s skills and accomplishments without providing a description of his business experience. Please expand your disclosure of Mr. Lee’s background to describe his specific business experience during the past five years. See Item 401(e) of Regulation S-K.

The Registrant has revised the disclosure in the amended registration statement to expand Mr. Lee’s background.

Exhibits

12.

For each exhibit that is being incorporated by reference to a previously filed registration statement, please note this fact in the exhibit index. See Item 601(a)(2) of Regulation S-K.

The Registrant has revised the exhibit index to denote which exhibits are being incorporated by reference herein.

If any questions or comments, feel free to contact the undersigned at tel: (604) 861-8980.  Alternatively, you may contact Randall Brumbaugh, U.S. counsel for the Registrant, at tel: (626) 335-7750.

Sincerely,

/s/ Geoffrey Lee

Geoffrey Lee

President